Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Lauren Pierce / Jan Woo

Re:	Mobile-health Network Solutions
Registration Statement on Form F-3 (File No. 333-288693)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mobile-health Network Solutions hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on September 9, 2025, or as soon as thereafter practicable.

Sincerely yours,

Mobile-health Network Solutions

/s/ Siaw Tung Yeng
Siaw Tung Yeng
Chief Executive Officer